Filed pursuant to Rule 424(b)(3)

Registration No. 333-109122

GLOBAL MACRO TRUST

SUPPLEMENT DATED FEBRUARY 2, 2008

TO

THE PROSPECTUS AND DISCLOSURE DOCUMENT

DATED MAY 2, 2007

This Supplement updates certain Commodity Futures Trading Commission required information and certain supplemental information contained in the Global Macro Trust Prospectus and Disclosure Document dated May 2, 2007.  All capitalized terms used in this Supplement have the same meaning as in the Prospectus unless specified otherwise.  Prospective investors should review the contents of both this Supplement and the Prospectus carefully before deciding whether to invest in the Trust.

Exhibit I of this Supplement contains an updated version of the breakeven table of the Trust set forth on page 6 of the Prospectus.  Exhibit II contains an updated version of the performance record of the Trust set forth on page 16 of the Prospectus.  Exhibit III contains an updated version of the performance record of the Millburn Diversified Portfolio set forth on page 32 of the Prospectus.  Exhibit IV contains information regarding the Trust’s Clearing Brokers beginning on page 37 of the Prospectus.

* * * * * * * * * *

All information in the Prospectus is hereby restated, except as updated hereby.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this Prospectus Supplement.  Any representation to the contrary is a criminal offense.

THE COMMODITY FUTURES TRADING COMMISSION HAS NOT PASSED UPON THE MERITS OF PARTICIPATING IN THIS POOL NOR HAS THE COMMISSION PASSED UPON THE ADEQUACY OR ACCURACY OF THIS DISCLOSURE DOCUMENT SUPPLEMENT.

EXHIBIT I

BREAKEVEN TABLE

The following Breakeven Table indicates the approximate amount of trading profit the Trust must earn, during the first twelve months after a Unit is sold, to offset the costs applicable to an investor paying a 7% Brokerage Fee.

ROUTINE EXPENSES	Percentage Return Required First Twelve Months of Investment	Dollar Return Required ($5,000 Initial Investment) First Twelve Months of Investment

Brokerage Fees	7.00%	$350.00
Administrative Expenses*	0.50%	$25.00
Less Interest Income*	(2.96)%	$(148.05)
Twelve-month “breakeven”	4.54%	$226.95

*                                         Administrative expenses are estimated at 0.50% of the Trust’s average annual Net Assets. Brokerage Fees and Administrative Expenses must be offset by trading profits before a Profit Share is allocated to the Managing Owner. Interest income is assumed to be 90% of the current 91-day Treasury bill rate.
The Breakeven Table assumes a constant $5,000 Net Asset Value and a breakeven year. See “Charges.”

If you acquire your Units through, and the Units participate in, a Selling Agent asset-based or fixed-fee investment program, you will pay annual Brokerage Fees of 4%, not 7%, of which up to 1.35% is paid to the Selling Agent annually for administrative purposes. Consequently, the twelve-month “breakeven” point for you would be approximately 1.54% or $76.95 of trading gain on a $5,000 initial investment.  Brokerage Fees for Selling Agent employees who purchase Units through Selling Agent 401(k) plans, or other Selling Agent-sponsored employee benefit plans, are 3.65% and the twelve-month “breakeven” point is approximately 1.19% or $59.45 of trading gain on a $5,000 initial investment.

EXHIBIT II

PERFORMANCE OF THE TRUST

GLOBAL MACRO TRUST

(January 1, 2003 — December 31, 2007)

Type of Pool:  Single-Advisor/Publicly-Offered/No Principal Protection

Inception of Trading:  July 2002

Total Assets under Management in Trust:  $624,757,308

Worst Monthly Drawdown (Month/Year):  (10.33)%  (08/07)

Worst Peak-to-Valley Drawdown (Month/Year):  (28.96)%  (2/03-8/04)

Aggregate Subscriptions from Inception:  $826,720,616

Aggregate Ownership and Beneficial Interest in the Pool Held by the Managing Owner and its Principals:  $6,373,279

	Monthly Rates of Return
Month	2007	2006	2005	2004	2003

January	1.72%	6.09%	(3.90)%	1.03%	3.60%
February	(3.50)%	(1.06)%	(0.22)%	3.73%	6.01%
March	2.74%	2.22%	(3.48)%	(1.75)%	(9.27)%
April	6.28%	3.83%	(4.87)%	(10.29)%	(0.27)%
May	6.55%	(6.27)%	2.13%	(2.71)%	9.49%
June	3.16%	(2.28)%	4.35%	(4.40)%	(3.84)%
July	(4.80)%	(3.87)%	(0.40)%	(4.88)%	1.51%
August	(10.33)%	(1.53)%	1.08%	(2.48)%	1.61%
September	6.49%	(0.37)%	5.35%	0.79%	(1.14)%
October	6.15%	3.72%	(3.71)%	6.78%	(8.75)%
November	(3.48)%	0.26%	7.27%	9.56%	(3.22)%
December	1.39%	6.26%	(0.35)%	0.74%	3.91%
Compound Annual Rate of Return	11.26%	6.34%	2.43%	(5.33)%	(2.10)%

PAST PERFORMANCE IS NOT NECESSARILY INDICATIVE OF FUTURE RESULTS.

“Worst Monthly Drawdown” is the largest negative monthly rate of return experienced by the Trust.

“Worst Peak-to-Valley Drawdown” is the greatest percentage decline in Net Asset Value of a Trust Unit without such Net Asset Value being subsequently equaled or exceeded. For example, if the value of a Trust Unit dropped by 1% in each of January and February, rose 1% in March and dropped again by 2% in April, a “peak-to-valley drawdown” would be still continuing at the end of April in the amount of approximately (3)%, whereas if the value of the Trust Unit had risen by approximately 2% or more in March, the drawdown would have ended as of the end of February at the (2)% level.

Monthly Rate of Return for the Trust is the actual monthly rate of return recognized by an initial $1,000 investment in the Trust subject to Brokerage Fees at a 7% annual rate, the highest rate applicable to investors in the Trust.

Performance information is calculated on an accrual basis in accordance with generally accepted accounting principles.

EXHIBIT III

PERFORMANCE OF THE MILLBURN DIVERSIFIED PORTFOLIO

The Managing Owner trades its Diversified Portfolio on behalf of the Trust.  The following summary and chart reflect the composite performance results from January 2003 through December 2007 of the Managing Owner’s Diversified Portfolio.

THE MILLBURN DIVERSIFIED PORTFOLIO

(January 1, 2003 — December 31, 2007)

Name of Program:  Diversified Portfolio
Inception of Trading by the Managing Owner:  February 1971
Inception of Trading Pursuant to Program:  February 1977
Number of Accounts Traded Pursuant to Program:  5
Total Assets Traded by the Managing Owner:  $964,523,382
Total Assets in Program:  $867,556,405
Largest monthly drawdown since 2003:  (10.53)% (4/04)
Worst Peak-to-Valley Drawdown Since 2003: (26.90)% (5/03 — 8/04)
Number of Accounts Opened and Closed Profitable since 2003:  0
Number of Accounts Opened and Closed Unprofitable since 2003:  1, Performance (9.96)%

	Monthly Rates of Return
Month	2007	2006	2005	2004	2003

January	1.71%	6.00%	(3.72)%	1.27%	4.28%
February	(3.24)%	(1.01)%	0.05%	4.02%	6.91%
March	2.79%	2.41%	(3.40)%	(1.62)%	(9.34)%
April	6.45%	4.10%	(4.61)%	(10.53)%	(0.07)%
May	6.83%	(6.37)%	2.19%	(2.38)%	10.74%
June	3.37%	(2.11)%	4.36%	(4.31)%	(4.10)%
July	(4.92)%	(3.71)%	(0.16)%	(4.83)%	1.95%
August	(10.43)%	(1.36)%	1.18%	(2.33)%	2.05%
September	6.59%	(0.20)%	5.33%	1.01%	(0.96)%
October	6.55%	3.40%	(3.44)%	6.83%	(8.93)%
November	(3.39)%	0.39%	7.05%	9.74%	(3.11)%
December	1.56%	6.03%	(0.22)%	0.87%	4.14%
Compound Annual Rate of Return	12.86%	6.97%	3.90%	(3.83)%	1.55%

PAST PERFORMANCE IS NOT NECESSARILY INDICATIVE OF FUTURE RESULTS.

The Trust is a single Diversified Portfolio account of the Managing Owner. The performance set forth above is the composite performance of the Managing Owner’s Diversified Portfolio accounts, not the performance of the Trust.

“Worst Monthly Drawdown” is the largest negative monthly rate of return experienced by a fund or a trading portfolio (on a composite basis) during the period shown.

“Worst Peak-to-Valley Drawdown” is the greatest percentage decline in net asset value experienced by a fund, fund unit or trading portfolio (on a composite basis) during the period shown, without such net asset value being subsequently equaled or exceeded. For example, if the value of a fund unit or trading portfolio dropped by 1% in each of January and February, rose 1% in March and dropped again by 2% in April, a “peak-to-valley drawdown” would be still continuing at the end of April in the amount of approximately (3)%, whereas if the value of the fund unit or the trading portfolio had risen by approximately 2% or more in March, the drawdown would have ended as of the end of February at the (2)% level.

Monthly Rate of Return for a fund is the actual monthly rate of return recognized by an initial $1,000 investment in the fund, subject to the highest charges applicable to the fund.  For trading portfolios, prior to January 1, 2004, Monthly Rate of Return is the net performance of the fully-funded subset of all accounts in the portfolio divided by the beginning equity of the subset. Beginning January 1, 2004, Monthly Rate of Return for trading portfolios is the net performance of all accounts in the portfolio divided by the beginning, nominal, equity of all such accounts.

Performance information is calculated on an accrual basis in accordance with generally accepted accounting principles.

EXHIBIT IV

THE CLEARING BROKERS

The Trust utilizes the services of various clearing and executing brokers in connection with its futures trading.  The Managing Owner currently intends to clear trades through UBS Financial Services Inc., Deutsche Bank Securities Inc., Merrill Lynch, Pierce, Fenner & Smith Incorporated, Newedge Group, Newedge USA, LLC, Newedge Financial Inc., Barclays Capital Inc. and Goldman, Sachs & Co., but may execute or clear some or all of the Trust’s trades through other brokerage firms without notice to the limited partners.  The Managing Owner may execute or clear trades through brokerage firms which are also Selling Agents.

The Customer Agreements among the clearing brokers, the Managing Owner and the Trust generally provide that the clearing brokers shall not be liable to the Trust except for gross negligence, willful misconduct or bad faith and, in the case of trades executed as well as cleared by the clearing brokers, for errors in such execution.

UBS Financial Services Inc.’s principal office is located at 800 Harbor Boulevard, Weehawken, New Jersey 07086, telephone:  (201) 352-3000.  It is registered with the CFTC as a futures commission merchant (“FCM”) and is a member of the National Futures Association (“NFA”) in such capacity. UBS Financial Services Inc. is a wholly-owned indirect subsidiary of UBS AG (“UBS”).

Although agreeing to act as a clearing broker for the Trust, UBS Financial Services Inc. does not take any part in its ongoing management and was not involved in its organization.

The following is a summary description of UBS Financial Services Inc. and of certain civil, administrative or criminal proceedings relating to UBS Financial Services Inc.

UBS Financial Services Inc. will cause all futures trades made on behalf of the Trust and carried by UBS Financial Services Inc. to be cleared through its parent, UBS.

UBS Financial Services Inc. did not sponsor the Trust and is not responsible for the activities of the Managing Owner.  It acts only as one of the commodity brokers and one of the Selling Agents.

Except as set forth below, neither UBS Financial Services Inc. nor any of its principals have been involved in any administrative, civil or criminal proceeding — whether pending, on appeal or concluded — within the past five years that is material to a decision whether to invest in the Trust in light of all the circumstances.

In August 2003, UBS Financial Services Inc. consented, without admitting or denying the matters set forth therein, to the entry by the Securities and Exchange Commission (the “SEC”) of an Order Instituting Proceedings, Making Findings and Imposing Remedial Actions. The Order alleges that during the period from 1994 to 1998, UBS Financial Services Inc. failed to reasonably supervise a former registered representative who had carried out an extended fraud that caused clients substantial losses.  Pursuant to the Order, UBS Financial Services Inc. was censured under Section 15(b) of the Securities Exchange Act and ordered to pay civil penalties of $500,000 to the United States Treasury.

On February 12, 2004, UBS Financial Services Inc., along with six other firms, without admitting or denying the findings, settled with both the SEC and the National Association of Securities Dealers, Inc. (“NASD”) actions relating to UBS Financial Services Inc.’s failure to uniformly provide breakpoint discounts to clients during 2001 and 2002.  Breakpoint discounts are volume discounts applicable to front-end sales charges on Class A mutual fund shares.  The SEC and NASD each brought cases against a group of seven firms, and the NASD separately brought actions against eight other firms.  To resolve the actions, all fifteen firms agreed to review all front-end load mutual fund trades in excess of $2,500 between January 1, 2001 and November 3, 2003, to provide written notification of the breakpoints problem to each customer who purchased Class A shares from January 1, 1999 to November 3, 2002 to advise these customers that they may be entitled to a refund; to provide refunds where appropriate; and to pay a fine equal to the amount of the firm’s projected overcharges.   Along with other firms in

the group settling with both the SEC and NASD, UBS Financial Services, Inc. was found to have violated Section 17(a)(2) of the Securities Act and Rule 10b-10 under the Securities Exchange Act.  The NASD charged all fifteen firms with violations of its just and equitable principles of trade rule.  UBS Financial Services paid a fine of $4,621,768, split evenly between the SEC and NASD.

On June 28, 2004, UBS Financial Services Inc., along with seven other firms, without admitting or denying the findings, settled with the NASD an action concerning the UBS Financial Services Inc.’s reliance on broker’s brokers to determine the fair market value of certain of its customers’ bonds.  In particular, the NASD identified eleven instances during the period from August 6, 2002 through June 4, 2003 where a client requested that UBS Financial Services Inc. sell a bond in which the firm does not make a market.  UBS Financial Services Inc., following industry practice, contacted a broker’s broker and obtained bids for the customers’ securities, and then bought the bonds from the customers at the bid price.  Subsequent trading of the customer’s bonds occurred at prices higher than the customers had originally received, indicating that the customers had not received fair prices for the bonds the customers sold.  Along with other firms in the group settling with the NASD, UBS Financial Services, Inc. was found to have violated Municipal Securities Rulemaking Board Rules G-17 and G-30 by relying solely on the prices provided by the broker’s brokers to determine the fair market values of the bonds.  To resolve the actions, all eight firms agreed to make restitution, pay fines in an amount roughly equal to the restitution amount, and update their written supervisory procedures relating to the determination of the fair market value of municipal securities being bought or sold from a public customer.  UBS Financial Services Inc. paid a fine of $100,000, made restitution to the impacted customers, and updated its written supervisory procedures.

On July 7, 2004, UBS Financial Services Inc., without admitting or denying the findings, settled with the NASD an action relating to UBS Financial Services Inc.’s sales literature for privately placed registered investment companies.  The NASD found that, between July 2002 and May 2003, UBS Financial Services Inc. distributed a number of pieces of sales literature to its customers that did not comply with NASD conduct Rules 2210(d)(1)(A) and 2110.  These included one sales presentation which stated that the fund was seeking a targeted rate of return without providing a substantiated basis for the target, and twenty-two fund updates which did not contain adequate risk disclosure.  To resolve these charges, UBS Financial Services Inc. agreed to a censure, a fine of $85,000, and to submit certain sales literature relating to privately placed registered investment companies to the NASD for review within 30 days of July 7, 2004.

On May 6, 2005, UBS Financial Services, Inc., without admitting or denying the findings, signed a Letter of Acceptance, Waiver and Consent with the NASD relating to the firm’s marketing and sale of a non-proprietary managed futures fund (the “Fund”) to certain customers.  The NASD reviewed the period January 2002 to December 2003, during which time more than 4,000 UBS customers purchased the Fund.  The NASD found that 14 customers made investments in the Fund that exceeded 10% of their net worth, which was not permitted by the prospectus.  The NASD also found that UBS Financial Services, Inc. did not maintain certain records disclosing the basis upon which suitability determinations were made when the Fund was recommended to customers, did not establish and maintain a supervisory system related to maintaining these records and did not adequately describe certain of the risks of investing in managed futures on UBS Financial Services, Inc.’s public website.  To resolve this matter, UBS Financial Services, Inc. agreed to a censure, a fine of $175,000, and agreed to offer restitution to the 14 affected customers.  UBS Financial Services, Inc. also agreed to determine whether another group of customers’ purchases of the Fund exceeded the net worth limitation set forth in the Fund’s prospectus and, if so, to offer them restitution.

On January 11, 2006, UBS Financial Services, Inc., without admitting or denying the findings, signed a Stipulation of Facts and Consent to Penalty with the New York Stock Exchange (“NYSE”) relating to the market timing of mutual funds and variable insurance products.  NYSE alleged that UBS Financial Services, Inc. failed to supervise brokers who with their clients engaged in deceptive marketing timing of mutual funds. Through the Stipulation and Consent Order, UBS Financial Services, Inc. was fined $23.7 million which included censure and civil penalty of $5 million for failure to supervise, plus $750,000 for books and records violations and $18 million in disgorgement.  At the same time, UBS Financial Services, Inc. entered into an Agreed Consent Order with the New Jersey Bureau of Securities (“NJBS”) covering the same matters as that NYSE Order.  Pursuant to the NJBS Order, UBS Financial Services, Inc. was fined $24.7 million which included censure and civil penalty of $12 million for failure to supervise, plus $750,000 for books and records violations, $12 million for investigation costs and investor education and other enforcement initiatives.  Pursuant to both orders, UBS Financial Services, Inc. also agreed to retain outside counsel to review procedures related to the alleged failures and violations.

On May 26, 2006, UBS Financial Services, Inc., without admitting or denying any allegations or findings, entered into a Stipulation of Facts and Consent to Penalty with the NYSE relating to discrete issues identified in various branch offices during the NYSE Member Firm Regulation’s annual sales practice examinations in 2003 and 2004.  The Stipulation resulted in NYSE Hearing Board Decision 06-116, which was finalized on August 2, 2006, and which censures UBS Financial Services, Inc. and imposes a fine of $175,000.  The decision indicates that, during 2003 and 2004 in certain branches, UBS Financial Services, Inc. did not: (i) exercise reasonable supervision and control, including a separate system of follow-up and review, with respect to the review of certain communications, trade corrections, review of trades in customer accounts, records of customer addresses, and restrictions of accounts in which customer had reneged on trades; (ii) obtain appropriate supervisory approval for certain account designation changes prior to effecting such changes; (iii) freeze or restrict certain customer accounts in which customers had reneged on trades; (iv) maintain adequate memoranda of certain orders that contained all of the required elements; and (v) exercise due diligence in certain accounts that used post office box addresses, and where account documents were sent to a third party.

On November 3, 2006, the NASD’s Office of Disciplinary Affairs and the National Adjudicatory Council accepted a Letter of Acceptance, Waiver, and Consent, wherein UBS Financial Services, Inc., without admitting or denying the findings, consented to the entry of the findings that it violated NASD Conduct Rules 2110 and 2320, in that, in 27 transactions it failed to use reasonable diligence to ascertain the best inter-dealer market and failed to buy or sell in such market so that the resultant price to its customer was as favorable as possible under prevailing market conditions.  UBS Financial Services, Inc. consented to a censure, a fine of $10,000 and restitution in the amount of $938.99, plus interest.

On February 1, 2007, UBS Financial Services, Inc., without admitting or denying allegations made by the State of Virginia, accepted a Settlement Order with the State for $100,000 ($83,000 penalty/$17,000 cost of investigation) in connection with the activities of a former financial advisor during the period of 2000 and 2001. The allegations include failure to properly maintain certain books and records in the branch office and inadequate supervision of the financial advisor.

On September 7, 2007, without admitting or denying the findings by Financial Industry Regulatory Authority, Inc. (“FINRA”) that during the period January 1, 2005 - March 31, 2005 in five customer transactions, UBS Financial Services Inc. did not use reasonable diligence to ascertain the best inter-dealer market, the firm signed a Letter of Acceptance, Waiver and Consent and consented to the following sanctions: a censure, a $30,000 fine and restitution to the five customers in the total amount of $11,630, plus interest.

On October 2, 2007, UBS Financial Services Inc., without admitting or denying guilt, consented to NYSE findings that it a) violated NYSE Rule 401(a) by not ensuring delivery of prospectuses in connection with sales of certain registered securities and b) violated NYSE Rule 342 by not providing for, establishing or maintaining appropriate procedures of supervision and control.   The firm consented to a censure and fine of $500,000 and an undertaking to provide enforcement, within 90 days, with a written certification that the firm’s current policies and procedures  are reasonably designed to ensure compliance with the federal securities laws and NYSE rules applicable to the delivery of prospectuses and product descriptions.

A portion of the Trust’s futures transactions are cleared through Deutsche Bank Securities Inc. (“DBSI”).  DBSI has its main business office located at 60 Wall Street, New York, New York 10005, U.S.A., and is an indirect wholly owned subsidiary of Deutsche Bank AG.  DBSI is registered with the CFTC as an FCM and is a member of the NFA in such capacity.  In the ordinary course of its business, DBSI is involved in numerous legal actions, some of which seek significant damages.  DBSI is not, and during the past five years has not been, subject to any civil, administrative or criminal proceeding that would materially affect its ability to do business as an FCM in the ordinary course.

Merrill Lynch, Pierce, Fenner & Smith Incorporated (“Merrill Lynch”), a Delaware corporation, is registered with the CFTC as an FCM.  Merrill Lynch is a clearing member of the Chicago Board of Trade and the Chicago Mercantile Exchange, and is either a clearing member or member of all other principal U.S. futures and futures options exchanges.  With regard to those domestic futures and futures options exchanges of which it is not a clearing member, Merrill Lynch has entered into third party brokerage relationships with FCMs that are clearing members of those exchanges. Merrill Lynch maintains its principal place of business at Four World Financial Center, New York, NY 10080.

There have been no administrative, civil or criminal actions, whether pending or concluded, against Merrill Lynch or any of its individual principals during the past five years which would be considered “material” as that term is defined in Section 4.24(l)(2) of the Regulations of the CFTC, except as described below.

On March 19, 2003, Merrill Lynch & Co., Inc., the parent company and an approved person of Merrill Lynch, consented to an injunctive action instituted by the SEC.  In its complaint, the SEC alleged that in 1999 Merrill Lynch aided and abetted Enron Corp.’s (“Enron”) violations of Sections 10(b), 13(a), 13(b)(2) and 13(b)(5) of the Exchange Act and Rules 10b-5, 12b-20, 13a-1, 13a-3 and 13b2-1 thereunder, as a result of Merrill Lynch engaging in certain year-end transactions designed and proposed by Enron.  Without admitting or denying the allegations, Merrill Lynch consented to the entry of an injunction enjoining it from violating the above-referenced provisions, and agreed to pay disgorgement, penalties and interest in the amount of $80 million.  In its release announcing the settlement, the SEC acknowledged that in agreeing to resolve this matter on the terms described above, the SEC took into account certain affirmative conduct by Merrill Lynch.

In April 2003, Merrill Lynch entered into a settlement with the SEC, the NASD and the NYSE as part of a joint settlement with the SEC, the NASD and the NYSE arising from a joint investigation by the SEC, the NASD and the NYSE into research analysts conflicts of interests.  Pursuant to the terms of the settlement with the SEC, NASD and NYSE, Merrill Lynch, without admitting or denying the allegations, consented to a censure.  In addition, Merrill Lynch agreed to a payment of (i) $100 million, which was offset in its entirety by the amount already paid by Merrill Lynch in the related proceeding with the State of New York and the other states (ii) $75 million to fund the provision of independent research to investors; and (iii) $25 million to promote investor education.  The payments for the provision of independent research to investors and to promote investor education were required to be made over the course of the next five years.  Merrill Lynch also agreed to comply with certain undertakings.

On March 13, 2006, Merrill Lynch entered into a settlement with the SEC whereby the SEC alleged, and Merrill Lynch neither admitted nor denied, that Merrill Lynch failed to furnish promptly to representatives of the SEC electronic mail communications (“e-mails”) as required under Section 17(a) of the Securities Exchange Act and Rule 17a-4(j) thereunder.  The SEC also alleged, and Merrill Lynch neither admitted nor denied, that Merrill Lynch failed to retain certain e-mails related to its business as such in violation of Section 17(a) of the Securities Exchange Act and Rule 17a-4(b)(4) thereunder.  Pursuant to the terms of the settlement, Merrill Lynch consented to a cease and desist order, a censure, a civil money penalty of $2,500,000, and compliance with certain undertakings related to the retention and prompt production of e-mails to the SEC.

As part of a settlement relating to managing auctions for auction rate securities, the SEC accepted the offers of settlement of 15 broker-dealer firms, including Merrill Lynch, and issued a settlement order on May 31, 2006. The SEC found, and Merrill Lynch neither admitted nor denied, that respondents (including Merrill Lynch) violated section 17(a)(2) of the Securities Act of 1933 by managing auctions for auction rate securities in ways that were not adequately disclosed or that did not conform to disclosed procedures.  Merrill Lynch consented to a cease and desist order, a censure, a civil money penalty of $1,500,000, and compliance with certain undertakings.

Merrill Lynch (or any of the affiliates or third party brokers that it utilizes) acts only as broker or introducing broker for the Trust and as such is paid commissions for executing futures and futures options orders and/or clearing the trades resulting from such orders on behalf of the Trust.  Merrill Lynch is not affiliated with the Trust in any way and has not reviewed this Supplement or any other statements made by the Trust or any of its employees or agents to determine their accuracy.  Merrill Lynch does not accept any responsibility for any trading decisions of the Trust, any statements in this document, any claims made by any representative of the Trust or for any funds not maintained at Merrill Lynch.

Newedge Group is a société anonyme (limited liability company) governed by French law and whose registered address is located at 52/60 avenue des Champs-Elysées, 75008 Paris, France, registered under number 353 020 936 RCS Paris.  Newedge Group is lead regulated in France as a bank by the CECEI (Banque de France) and by the Commission Bancaire and the Autorité des Marchés Financiers (“AMF”) for the conduct of investment services.  Société Générale and Calyon each own 50% of Newedge Group which has financial resources in excess of $200 million.  Newedge Group has established a UK branch pursuant to European Union Banking and Financial Services Directives for banking and financial services activity in the United Kingdom.  Newedge Group (UK Branch) hereinafter “Newedge” also provides investment services pursuant to its passporting rights under European Union Banking and Financial Services Directives and also in accordance with the Financial Services Authority (“FSA”) requirements as applicable.

Newedge has been appointed by the Trust to provide dealing facilities in respect of all authorized investments and clearing services.  For these purposes, the Trust and Newedge have entered into a full services agreement and support documents (together the “Newedge Group Customer Agreement”).

Under the Newedge Group Customer Agreement, all investments and other assets held by Newedge will be subject to a security interest in favor of Newedge.  Newedge shall treat money received from the Trust or held by Newedge in accordance with the FSA’s client money rules and, accordingly, the Trust’s money will be segregated from Newedge money and may not be used by Newedge in the course of its own business.

Newedge will not be liable for any loss to the Trust resulting from any act or omission in relation to the services provided to the Trust unless such loss results directly from the negligence, fraud or willful default of Newedge.  Newedge will not be liable for the solvency, acts or omissions of any sub-custodians.  The Trust has agreed to indemnify Newedge (including the directors, officers, employees or representatives of Newedge) against any loss, claim, damage or expense incurred or suffered by it arising out of the Newedge Group Customer Agreement.

Newedge is a service provider to the Trust and is not responsible for the preparation of this document or the activities of the Trust and therefore accepts no responsibility for any information contained in this document other than the above description.  Newedge does not (i) participate in the investment decisions of the Trust and does not (ii) have any obligation to provide advice in relation to the management of the Trust’s investments.

The Trust reserves the right to change the customer arrangements described above by agreement with Newedge and, in its discretion, to appoint additional or alternative broker(s).

Currently, Newedge USA, LLC (“Newedge USA”) serves as one of the Trust’s clearing brokers to execute and clear the Trust’s futures transactions and provide other brokerage-related services.  Newedge Alternative Strategies, Inc. (“NAST”) may execute foreign exchange or other over the counter transactions with the Trust, as principal.  Newedge USA and NAST are subsidiaries of Newedge Group.  Newedge USA is a futures commission merchant and broker dealer registered with the CFTC and the SEC, and is a member of the FINRA.  Newedge USA is a clearing member of all principal futures exchanges located in the United States as well as a member of the Chicago Board Options Exchange, International Securities Exchange, New York Stock Exchange, Options Clearing Corporation, and Government Securities Clearing Corporation.  NAST is an eligible swap participant that is not registered or required to be registered with the CFTC or the SEC, and is not a member of any exchange.

Newedge USA and NAST are headquartered at 630 Fifth Avenue, Suite 500, New York, NY 10111 with branch offices in San Francisco, California; Chicago, Illinois; Philadelphia, Pennsylvania; Kansas City, Missouri and Houston, Texas.

Neither Newedge USA, NAST nor any of their principals has been the subject of any material administrative, civil, or criminal action within the past five years, nor is any such action pending.  Neither Newedge USA LLC, NAST nor any affiliate, officer, director or employee thereof have passed on the merits of this document or offering, or give any guarantee as to the performance or any other aspect of the Trust.

Prior to January 2, 2008 Newedge USA, LLC was known as Fimat USA, LLC, while NAST was known as Fimat Alternative Strategies Inc.

Newedge Financial Inc. (“NFI”) is a global brokerage company located in Chicago with branch offices in Houston and New York with affiliated entity offices located in Bahrain, Calgary, Frankfurt, Hong Kong, Kansas City, London, Madrid, Montreal, Mumbai, Paris, Philadelphia, San Francisco, Sao Paulo, Seoul, Shanghai, Singapore, Sydney, Taipei, Tokyo and Toronto.  NFI’s main office is located at 550 West Jackson Boulevard, Suite 500, Chicago, Illinois 60661.

NFI is a subsidiary of Newedge Group, which was formed on January 2, 2008 as a joint venture by Société Générale and Calyon to combine of the brokerage activities previously carried out by their respective subsidiaries which comprised the Fimat Group and the Calyon Financial Group of affiliated entities.

NFI has been registered with the CFTC as an FCM and has been a member of the NFA in such capacity since August 1987.  NFI is also registered with the SEC as a broker-dealer and is a member of FINRA.

In April 2003, the CFTC instituted, and NFI simultaneously settled, an administrative enforcement proceeding alleging that NFI violated CFTC record keeping requirements.  In the settlement, NFI neither admitted nor denied the CFTC’s allegations.  NFI consented to a civil monetary penalty of $75,000 and a cease and desist order based on the CFTC’s finding in the settlement order that NFI had violated the record keeping requirements by failing to locate and produce cancelled and unfilled order tickets that pertained to orders placed on certain dates during the period between July 1998 and February 2000.

In July 2004, the London Metal Exchange (“LME”) settled a disciplinary proceeding against NFI, in which it was alleged that an NFI floor trader violated LME rules by the manner in which he attempted to influence the LME Quotations Committee into changing the closing valuation for a contract.  NFI settled the matter with the LME by accepting the charges and agreeing to pay a fine of £50,000.  In the settlement, the LME noted as mitigating factors that the actions of the NFI trader were undertaken without any knowledge or approval of NFI, that NFI took internal disciplinary action against the trader and cooperated fully, and that its senior management expressed regret over the matter.

Other than the foregoing proceedings, which did not have a material adverse effect upon the financial condition of NFI, there have been no material administrative, civil or criminal actions brought, pending or concluded against NFI or its principals in the past five years.

Barclays Capital Inc. (“BCI”) is a registered securities broker-dealer and futures commission merchant.  BCI is involved in a number of judicial and arbitration matters arising in connection with the conduct of its business, including some proceedings relating to the collapse of Enron.  BCI’s management believes, based on currently available information, that the results of such proceedings will not have a significant adverse effect on BCI’s financial condition.  There have been no other administrative, civil or criminal actions, whether pending or concluded, against BCI within the last five years that would be considered to be material as defined in Section 4.24(l)(2) of the Regulations under the CEA.

Goldman, Sachs & Co., in addition to being a registered futures commission merchant, is a registered broker-dealer.  From time to time, Goldman, Sachs & Co. and its affiliates are involved in judicial, regulatory and arbitration concerning matters arising in connection with the conduct of its business.  Goldman, Sachs & Co.’s management believes, based on currently available information, that the results of such proceedings, in the aggregate, will not have a material adverse effect on the firm’s financial condition, but may be material to the firm’s operating results for any particular period, depending, in part, upon the results for such period.  For further information, please refer to the periodic public filings by The Goldman Sachs Group, Inc. (copies of the firm’s recent filings on Form 10-K and Form 10Q may be found at www.gs.com) and to Goldman, Sachs & Co.’s Form BD as periodically filed with the Securities and Exchange Commission.

ACKNOWLEDGMENT OF RECEIPT OF THE

GLOBAL MACRO TRUST SUPPLEMENT

DATED FEBRUARY 2, 2008 TO THE PROSPECTUS AND DISCLOSURE DOCUMENT DATED MAY 2, 2007

The undersigned hereby acknowledges that the undersigned has received a copy of the Global Macro Trust Supplement dated February 2, 2008 to the Prospectus and Disclosure Document dated May 2, 2007.

INDIVIDUAL SUBSCRIBERS:	ENTITY SUBSCRIBERS:

(Name of Entity)

By:
Signature of Subscriber(s)

Title:
(Trustee, partner or authorized officer)

Dated: , 2008

NOT FOR USE AFTER MAY 1, 2008.